Exhibit 99.1
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Dr. Reddy’s Laboratories Limited
We have reviewed the accompanying condensed consolidated interim statements of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of June 30, 2010 and as of March 31, 2010, the related condensed consolidated interim income statements, statements of comprehensive income, statements of changes in equity and statements of cash flow for the three months ended June 30, 2010 and 2009, and summary of significant accounting policies and other explanatory notes. These condensed consolidated financial statements are the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.
KPMG
Hyderabad, India
December 10, 2010

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